Exhibit 99.3

ESTRE AMBIENTAL INC.
4509 AV. BRIGADEIRO FARIA LIMA
8TH FLOOR, VILA OLIMPIA, SAO PAULO
04538-133-SP, BRAZIL
VOTE BY INTERNET
Before The Meeting - Go to www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.
During The Meeting - Go to www.virtualshareholdermeeting.com/ESTR2019
You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.
VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until
11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.
VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge,
51 Mercedes Way, Edgewood, NY 11717.
TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
E86869-P30537
KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
DETACH AND RETURN THIS PORTION ONLY
ESTRE AMBIENTAL INC.
The Board of Directors recommends you vote FOR the following proposals:
1. Election of Director
Nominee:
For Against Abstain
1. Klaus Pohle
For Against Abstain
2.The appointment of Ernst & Young Auditores Independentes S.S. as the independent auditors of the Company for the financial year ending 31 December 2019 be approved, ratified and confirmed.
NOTE: Such other business as may properly come before the meeting or any adjournment thereof.
Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.
Signature [PLEASE SIGN WITHIN BOX]
Date
Signature (Joint Owners)
Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice of Meeting is available at www.proxyvote.com.
E86870-P30537
ESTRE AMBIENTAL INC.
Annual General Meeting of Shareholders December 20, 2019 10:30 AM (São Paulo time) This proxy is solicited by the Board of Directors
The shareholder(s) hereby appoint(s) the duly appointed chairman of the AGM (the “Chairman”) as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the “AGM”) to be held on December 20, 2019 at 10:30 a.m. (São Paulo time) at the offices of the Company located at 4509 Av. Brigadeiro Faria Lima, 8th Floor, Vila Olĺmpia, São Paulo, 04538-133-SP, Brazil to be held via the internet at www.virtualshareholdermeeting.com/ESTR2019 as described in the Notice of the AGM and at any adjournment of the AGM. My/our proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the AGM as indicated herein.
Continued and to be signed on reverse side